EXHIBIT 99.3

     13 February 2003

James Hardie Industries N.V.
Results for 3rd Quarter Ended 31 December 2002

USGAAP - US$ Millions	Three Months Ended 31 December
	FY 2003	FY 2002	% Change

Net Sales
USA Fibre Cement	$146.3	$102.2	43
Asia Pacific Fibre Cement	49.2	41.1	20
Other Fibre Cement	1.9	1.5	27

Total Net Sales	197.4	144.8	36

Net sales	$197.4	$144.8	36
Cost of goods sold	(122.9)	(95.6)	29
Gross profit	74.5	49.2	51
SG&A (includes R&D)	(44.6)	(35.0)	27
EBIT (Operating profit) before restructuring and other operating expenses	29.9	14.2	111
Restructuring and other operating income/(expenses)	1.0	(17.1)	(106)
EBIT (Operating profit/(loss))	30.9	(2.9)	—
Net interest expense	(12.4)	(3.3)	276
Operating profit (Income/(loss)) from continuing operations before income taxes	18.5	(6.2)	398
Income tax (expense)/benefit	(3.0)	5.8	152

Operating Profit (Income/(loss)) From Continuing Operations	$15.5	$(0.4)	—

Net Operating Profit (Net Income) Including Discontinued Operations	$15.5	$4.6	237

Tax rate	16.2%	93.5%

Volume (mmsf)
USA Fibre Cement	298.2	226.8	31
Asia Pacific Fibre Cement	93.4	80.2	17
Average sales price per unit (per msf)
USA Fibre Cement	US$491	US$451	9
Asia Pacific Fibre Cement	A$851	A$860	(1)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year.

Media/Analysts enquiries, please call:
Greg Baxter, Senior Vice President Corporate Affairs: Telephone – 61 2 8274 5377 Mobile – 0419 461 368
Email – greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone – 61 2 8274 5246 Mobile – 0408 164 011
Email – steve.ashe@jameshardie.com.au
Facsimile – 61 2 8274 5218
www.jameshardie.com

Total Net Sales

Total net sales increased 36% compared to the same quarter of the previous year, from US$144.8 million to US$197.4 million.

Net sales from USA Fibre Cement increased 43% from US$102.2 million to US$146.3 million due to continued strong growth in sales volumes and higher selling prices.

Net sales from Asia Pacific Fibre Cement increased 20% from US$41.1 million to US$49.2 million due mainly to higher sales volumes.

Net sales from Other Fibre Cement increased 27% from US$1.5 million to US$1.9 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Net sales revenue increased 43% from US$102.2 million to US$146.3 million.

Sales volume increased 31% from 226.8 million square feet to 298.2 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales of product from the Cemplank operations acquired in December 2001.

Despite weaker economic conditions, the residential construction market remained strong during the quarter due to low mortgage rates and strong house prices which continued to attract investor interest in the sector.

Market share in both the southern and northern regions of the country increased during the quarter.

In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products’ attributes among the region’s builders, distributors and homeowners helped to generate increased demand in the region.

In the southern region, we gained market share from other materials, particularly engineered wood siding, due to an increased focus on the repair and remodel segment and increased selling activity in rural areas.

In the exterior products market, there was strong sales growth in higher-priced, differentiated products such as trim, vented soffits and Heritage® panels, all of which grew by more than 50%. Sales of the ColorPlus™ Collection of pre-finished siding more than trebled compared to the same quarter of the previous year.

In the interior cement board market, sales of Hardibacker 500™, our 1/2 inch backerboard manufactured using proprietary G2 technology, continued to grow strongly, increasing by more than 50% compared to the same quarter of the previous year.

The average selling price increased 9% compared to the same quarter of the previous year from US$451 per thousand square feet to US$491 per thousand square feet. The improvement was due to an increased proportion of sales of higher-priced, differentiated products, a price increase implemented in the first quarter of this fiscal year and an increase

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in sales of primed exterior products in the southern markets. Additionally, in the current period, a gain of US$3.8 million related to a company rebate program was realised due to rebate charge estimates exceeding actual rebate charges incurred. Excluding this gain, average selling price increased by 6% to US$478 per thousand square feet.

During the quarter, we increased our product range with the launch of Hardibacker® EziGrid™, a new internal lining product that makes lining wet areas for tiling easier. The new differentiated product is expected to generate increased sales growth in the 1/4 inch backer board segment.

Asia Pacific Fibre Cement

Net sales revenue for this segment increased 20% from US$41.1 million to US$49.2 million. Sales volume increased 17% from 80.2 million square feet to 93.4 million square feet.

Australia Fibre Cement

Net sales revenue increased 17% from US$27.2 million to US$31.7 million. In local currency, the increase was 13%.

The growth in net sales was due to a 13% increase in sales volume, from 57.7 million square feet to 65.1 million square feet and a flat average selling price.

Despite further signs of new housing approvals slowing, low interest rates continued to support strong residential building activity during the quarter. Robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand.

During the quarter we launched two new internal lining products. HardiRock™ is a fibre cement wet area lining board that is more flexible, and is easy to cut and nail. EziGrid™ Tilebacker is another wet area lining sheet designed to make tile installation easier. Both products are expected to strengthen our share of the internal lining segment.

The business secured a number of new customers during the quarter, due in part, to its ability to offer a wider range of fibre cement products than competitors.

A weighted average price increase of 2% was announced to customers during the quarter and became effective on 1 January 2003.

New Zealand Fibre Cement

Net sales increased 30% from US$10.1 million to US$13.1 million due to an increase in sales volume, partly offset by a decrease in the average selling price. In local currency, net sales increased 9%.

Sales volume increased 17% from 9.7 million square feet to 11.3 million square feet due to stronger demand arising from increased residential building activity and improved penetration in key residential markets.

Net migration inflow and house price appreciation continued to support increased residential building activity, which was 34% higher than the same period last year.

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Sales of the new Linea® weatherboard cladding and trim product range continued to grow strongly. Linea® sales were 65% higher compared to the previous quarter of this fiscal year.

Non-residential building activity during the quarter was 3% lower compared to the same period last year. Continued growth in sales of Hardipanel™ Titan and Hardipanel™ Compressed sheet helped to partially offset the impact of this decline.

The average selling price decreased 4% due to lower priced export sales and a decrease in sales volumes of higher-priced, differentiated products.

The business gained several key customers during the quarter and increased its share of total fibre cement sales in the country.

Philippines Fibre Cement

Net sales increased 13% from US$3.8 million to US$4.3 million. In local currency, net sales increased 17%. This was due primarily to a 31% increase in sales volume compared to the same quarter of the previous year, from 12.8 million square feet to 16.8 million square feet, partly offset by a lower average selling price due to weaker export sales.

Domestic demand strengthened compared to the previous quarter of this fiscal year following the ending of the typhoon season early in the quarter. Domestic sales volumes were 13% higher than the second quarter of this fiscal year and 60% higher compared to the same quarter last year.

The business continued to penetrate the building boards market taking further market share from the main competing material, plywood. HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex® 4.5mm, used in external ceiling and internal wall applications. The growth in sales of these products has helped lift our share of total building board sales to an estimated 26%.

Export sales were weaker compared to both the previous quarter of this fiscal year and the same quarter last year due primarily to supply issues in the first half of this quarter and lower export demand.

The average selling price decreased 11% compared to the same quarter of the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation, which began commercial production in March 2001, continued to increase its penetration of the local market.

Net sales increased 40% compared to the same quarter last year due to a 29% increase in sales volume and a 5% increase in the average selling price.

Economic conditions in Chile continued to be negatively affected by economic instability in the neighbouring countries of Argentina and Brazil. Despite this, there was further growth

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during the quarter in sales of EconoBoard™, which is targeted to builders of small-scale homes and additions and the “Do-It-Yourself” market, and Duraboard™, which is targeted at the social housing segment.

Selling prices were negatively affected by aggressive pricing by competitors as they continued to try to maintain their market positions. The intensity of competition resulted in the exit of a competitor in the Chilean market during the quarter.

The higher average selling price compared to the same period last year was due to the inclusion of higher-priced, differentiated products.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market of the United States. Net sales revenue increased by 90% and volume was 163% higher compared to the same quarter last year.

Sales of our larger diameter pipes (30” to 36”) were particularly strong during the quarter and now account for approximately 50% of sales volume.

We are continuing to lower costs and improve the manufacturing performance of the plant resulting in increased output, particularly of the larger diameter pipes.

Competitors have continued to use aggressive pricing tactics in response to our market entry. As a result, the average selling price decreased 28% compared to the same quarter of the previous year.

The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 51% from US$49.2 million to US$74.5 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 3.7 percentage points to 37.7%.

USA Fibre Cement gross profit increased 60% due to higher sales volumes, a higher average selling price and lower unit cost of sales. Unit cost of sales decreased as a result of manufacturing efficiencies and favourable raw material prices. The gross profit margin increased 4.1 percentage points.

Asia Pacific Fibre Cement gross profit increased 32% following strong improvements from Australia Fibre Cement and New Zealand Fibre Cement, which increased 30% and 44% respectively. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 3.5 percentage points.

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Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 27% compared to the same quarter last year, from US$35.0 million to US$44.6 million. This increase was due mainly to the funding of growth initiatives in the USA and increased bonus accruals in line with the significant improvement in operating profit. SG&A expenses were 1.6 percentage points lower as a percentage of sales, at 22.6%.

Research and Development (R&D) Expenses

Research and development includes costs associated with “core” research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as “corporate costs” in the Research and Development segment rather than being attributed to individual business units. These costs increased 35% to US$2.7 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 38% to US$2.2 million, reflecting a greater number of projects in the development and commercialisation phase.

Restructuring and Other Operating Income (Expenses)

During the quarter, we realised a US$1.0 million gain from the settlement of our pulp hedge contract. In the same period of the previous year, there was a charge of US$17.1 million related to a number of costs that did not recur in the current quarter.

EBIT (Operating Profit/(loss))

EBIT before restructuring and other operating expenses increased 111%, from US$14.2 million to US$29.9 million. The EBIT margin before restructuring and other operating expenses increased 5.3 percentage points compared to the same period last year to 15.1%.

EBIT after restructuring and other operating expenses increased from a loss of US$2.9 million to a profit of US$30.9 million. The EBIT margin increased 17.7 percentage points to 15.7%.

USA Fibre Cement EBIT increased 311% from US$9.2 million to US$37.8 million due to strong sales volume growth driven by increased primary demand for fibre cement, higher average selling prices, lower unit cost of sales resulting from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 16.8 percentage points to 25.8%. In the same quarter last year, we recorded a US$12.6 million one-time charge to settle litigation involving certain roofing products. Excluding this charge, EBIT increased 73% and the EBIT margin increased 4.5 percentage points.

Australia Fibre Cement EBIT increased 39% from US$4.4 million to US$6.1 million. In local currency, the increase was 34%. The stronger EBIT performance was due to higher sales volumes and lower unit cost of sales. The EBIT margin increased 3.0 percentage points to 19.2%.

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New Zealand Fibre Cement EBIT increased 43% from US$1.4 million to US$2.0 million. In local currency, the increase was 21%. The increase was primarily due to higher net sales and lower unit cost of sales. The EBIT margin increased 1.4 percentage points to 15.3%.

Our Philippines business recorded a small operating loss for the quarter due to a temporary decrease in manufacturing performance at the Philippines plant.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up.

General corporate costs decreased by US$5.3 million from US$13.6 million to US$8.3 million. This decrease was primarily due to a US$2.8 million charge related to our corporate restructuring that was incurred in the same quarter last year with no comparable costs in the current period, and a US$1.0 million gain from the settlement of our pulp hedge contract in the current period compared to a US$1.7 million charge for the decrease in the fair value of the pulp hedge contract incurred in the same quarter of the previous year. Standard corporate costs increased primarily due to an increase in bonus accruals in line with the significant improvement in operating profit.

Net Interest Expense

Net interest expense increased by US$9.1 million from US$3.3 million to US$12.4 million. This increase was primarily due to a US$9.9 million make-whole payment that was announced by the company on 23 December 2002. The payment resulted from the early retirement of US$60 million of long-term debt. The after-tax cost of the make-whole payment is approximately US$6.5 million. The retirement of the debt will result in a saving of approximately US$1.1 million in interest costs for the balance of the current fiscal year and annual savings of approximately US$4.3 million in interest costs for the remaining term of the debt.

Excluding the make-whole payment, net interest expense decreased US$0.8 million to US$2.5 million due to a reduction in borrowings.

Income Tax (Expense)/Benefit

Income tax expense increased by US$8.8 million from an income tax benefit of US$5.8 million to an expense of US$3.0 million, in line with the increase in profits.

Operating Profit (Income/(loss)) from Continuing Operations

Income from continuing operations increased by US$15.9 million, from a loss of US$0.4 million in the third quarter of the previous year to US$15.5 million in this quarter.

End.

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Note
This Management’s Discussion and Analysis document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Finance Report and a Results at a Glance document.

Disclaimer
This report contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project’’, “predict’’, “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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